Exhibit 21.1

SUBSIDIARIES OF BLADE AIR MOBILITY, INC.

The following are the subsidiaries of Blade Air Mobility, Inc. as of December 31, 2022:

Subsidiary	Jurisdiction of Organization
Blade Europe Holdings LLC	Delaware
Blade Europe SAS	France
Blade France SAS	France
Blade Monaco SARL	Monaco
Blade Urban Air Mobility, Inc.	Delaware
Blade Urban Air Mobility (Canada), Inc.	Canada
Blade Urban Ground Mobility LLC	New York
Blade US LLC	Delaware
FlyBlade LLC	Delaware
Trinity Air Medical, LLC	Arizona